FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 June 2012

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE QUARTER ENDED 31 MARCH 2012 - HIGHLIGHTS

• Profit before tax for the three months ended 31 March 2012 was MYR429m, MYR135m or 45.6% higher than reported for the same period in 2011.

• Operating income grew to MYR767m, an increase of MYR126m or 19.7% compared with the same period in 2011.

• Loan impairment charges and other credit risk provisions remained stable at MYR49m for the three months ended 31 March 2012 compared with the same period in 2011 (MYR50m).

• Cost efficiency ratio for the three months ended 31 March 2012 improved to 37.7% from 46.3% for the same period in 2011.

• Total assets of MYR72.8bn at 31 March 2012 decreased from MYR79.7bn at 31 December 2011 (31 March 2011: MYR66.5bn).

• Core capital ratio and risk-weighted capital ratio (net of proposed dividends) remain strong at 9.1% and 12.7% respectively at 31 March 2012.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary

Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad ('the Bank') and Global CEO, HSBC Amanah, commented:

"We recorded an increase of MYR135m or 45.6% in profit before tax, primarily due to robust growth in operating income that was further aided by a decrease in operating expenses and stable loan impairment charges. This is a good start to the financial year.

"This year, the Malaysian economy is projected to experience slightly lower growth levels of around 4% to 5% compared to the previous year but domestic demand is expected to continue to be the anchor for growth. The upward revision of public sector wages and the implementation of various financial incentives and assistance to low and middle-income groups announced in the 2012 Budget is expected to spur consumer spending. Private investment is likely to be supported by domestically-oriented industries and the ongoing implementation of projects under the Malaysian government's Economic Transformation Programme.

"We remain optimistic about the Bank's prospects in Malaysia and stand committed to continue to invest and contribute positively towards the economic and financial development of Malaysia."

Financial Commentary

HSBC Bank Malaysia Berhad reported profit before tax of MYR429m in the first three months of 2012, an increase of 45.6% or MYR135m compared with the same period in 2011. This was mainly due to an increase in operating income of MYR126m or 19.7% compared with the corresponding financial period, stable loan impairment charges and lower operating expenses of MYR289m, down MYR8m or 2.6%.

Operating income grew to MYR767m, an increase of MYR126m or 19.7% compared with the same period in 2011. This was mainly due to higher trading profits of MYR201m, an increase of MYR51m or 34.4%, higher income from Islamic banking operations of MYR140m, an increase of MYR45m or 47.8%, higher net fee income of MYR128m, an increase of MYR14m or 12.1%, and higher net interest income of MYR293m, an increase of MYR14m or 4.9%.

Trading profits grew principally on derivatives and net interest income on financial assets held-for-trading ("HFT"), as well as gains on disposal of financial assets HFT. The robust double digit growth rate in income from Islamic Banking Operations was driven by the strong momentum and interest in Islamic Banking in the local and international financial industry, and was further bolstered by the Bank's investments in domestic network coverage and the range of Islamic services and products offered. Net fee income improved on increased corporate finance related fees while net interest income grew on the expanded average loans base.

Other operating expenses for the three months ended 31 March 2012 showed some improvement at MYR289m (a decrease of 2.6% or MYR8m) compared with the same period in 2011, mainly due to lower general administrative expenses (down MYR23m or 23.0%) that was partly offset by higher personnel expenses (up MYR8m or 5.4%). General administrative expenses dropped mainly on decreased recharges for Group Marketing Support services, while the higher personnel expenses were in line with the expansion of the business.

Total assets decreased by MYR6.9bn or 8.7% to MYR72.8bn compared with 31 December 2011, attributed mainly to lower deposits and placements from banks and financial institutions (31 March 2012: MYR5.3bn; 31 Dec 2011: MYR9.9bn). Gross loans, advances and financing as at 31 March 2012 were stable at MYR40.5bn (31 December 2011: MYR40.1bn).

Media enquiries to Marlene Kaur at +603 2075 3351 or marlenekaur@hsbc.com.my

Notes to editors:

1. HSBC in Malaysia
HSBC Bank Malaysia Berhad was locally incorporated in 1984 and is a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited (a company under the HSBC Group). In 2006, HSBC was the first foreign bank to be awarded a Takaful (Islamic insurance) license in Malaysia. HSBC Amanah Takaful (Malaysia) Sdn Bhd, a joint venture between HSBC Insurance (Asia Pacific) Holdings Limited (49% shareholding), Jerneh Asia Berhad (31% shareholding) and Employees Provident Fund Board of Malaysia (20% shareholding), commenced operations in August 2006. In 2007, HSBC Bank Malaysia Berhad was the first locally incorporated foreign bank to be awarded an Islamic banking subsidiary licence in Malaysia, and HSBC Amanah Malaysia, a full fledged Islamic bank wholly owned by HSBC Bank Malaysia, commenced operations in August 2008. HSBC in Malaysia has a network of 61 branches nationwide, of which 19 are Islamic finance branches.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

Unaudited Condensed Statements of Financial Position as at 31 March 2012

Figures in MYR '000s	Group
	31 Mar 2012	31 Dec 2011	1 Jan 2011
Assets
Cash and short term funds	12,435,340	21,603,227	11,815,604
Securities purchased under resale agreements	3,238,750	3,682,969	6,467,863
Deposits and placements with banks
and other financial institutions	1,536,175	651,778	330,981
Financial Assets Held-for-Trading	7,175,403	6,217,237	4,895,060
Financial Investments Available-for-Sale	4,937,959	4,873,818	3,400,090
Loans, advances and financing	39,638,472	39,156,932	34,076,044
Other assets	2,179,727	1,941,383	2,023,553
Statutory deposits with Central Bank	1,028,059	1,096,060	221,827
Property and equipment	346,654	354,032	318,481
Intangible assets	53,157	53,263	60,621
Deferred tax assets	217,606	94,245	168,344

Total assets	72,787,302	79,724,944	63,778,468

Liabilities
Deposits from customers	57,288,540	58,523,846	48,339,424
Deposits and placements from banks
and other financial institutions	5,275,820	9,908,962	6,853,048
Bills and acceptances payable	424,694	521,337	429,229
Other liabilities	3,248,963	4,762,900	2,354,493
Recourse obligation on loans sold to National Mortgage Corporation	-	-	374,991
Provision for taxation	197,922	53,103	103,158
Subordinated bonds	1,009,921	1,015,200	1,003,039

Total liabilities	67,445,860	74,785,348	59,457,382

Equity
Share capital	114,500	114,500	114,500
Reserves	4,926,942	4,525,096	3,956,586
Proposed dividend	300,000	300,000	250,000

Total equity attributable to owner of the Bank	5,341,442	4,939,596	4,321,086

Total liabilities and equity	72,787,302	79,724,944	63,778,468

Commitments and Contingencies	130,682,190	119,168,960	87,503,362

Unaudited Condensed Statements of Financial Position as at 31 March 2012

Figures in MYR '000s	Bank
	31 Mar 2012	31 Dec 2011	1 Jan 2011
Assets
Cash and short term funds	9,915,141	20,292,272	10,658,860
Securities purchased under resale agreements	3,238,750	3,682,969	6,467,863
Deposits and placements with banks
and other financial institutions	4,495,309	3,687,058	1,471,815
Financial Assets Held-for-Trading	7,174,902	6,000,521	4,747,054
Financial Investments Available-for-Sale	4,249,718	4,451,732	3,069,425
Loans, advances and financing	31,809,297	31,610,586	29,439,768
Other assets	2,208,803	1,913,656	1,978,890
Statutory deposits with Central Bank	757,497	867,498	187,098
Investments in subsidiary companies	660,021	660,021	660,021
Property and equipment	328,672	335,106	302,056
Intangible assets	52,829	52,802	59,122
Deferred tax assets	188,365	79,063	150,342

Total assets	65,079,304	73,633,284	59,192,314

Liabilities
Deposits from customers	49,985,357	53,047,615	44,556,909
Deposits and placements from banks
and other financial institutions	5,268,278	9,429,554	6,261,536
Bills and acceptances payable	414,540	513,737	423,698
Other liabilities	3,174,071	4,845,377	2,277,196
Recourse obligation on loans sold to National Mortgage Corporation	-	-	374,991
Provision for taxation	172,059	46,265	98,710
Subordinated bonds	1,009,921	1,015,200	1,003,039

Total liabilities	60,024,226	68,897,748	54,996,079

Equity
Share capital	114,500	114,500	114,500
Reserves	4,640,578	4,321,036	3,831,735
Proposed dividend	300,000	300,000	250,000

Total equity attributable to owner of the Bank	5,055,078	4,735,536	4,196,235

Total liabilities and equity	65,079,304	73,633,284	59,192,314

Commitments and Contingencies	127,938,827	116,742,039	85,680,212

Unaudited Condensed Statements of Profit or Loss and Other Comprehensive Income

Figures in MYR '000s	Group	Bank
31 Mar 2012	31 Mar 2011	31 Mar 2012	31 Mar 2011
Revenue	1,099,625	906,088	957,163	821,683

Interest income	573,587	518,209	590,447	527,835
Interest expense	(280,872)	(239,197)	(280,872)	(239,197)
Net interest income	292,715	279,012	309,575	288,638

Fee and commission income	134,118	118,397	134,118	118,397
Fee and commission expense	(6,125)	(4,183)	(6,125)	(4,183)
Net fee and commission income	127,993	114,214	127,993	114,214

Net trading income	200,825	149,394	201,185	149,394
Income from Islamic banking operations	140,096	94,780	-	-
Other operating income	5,758	3,579	31,413	26,057
Operating income before impairment losses	767,387	640,979	670,166	578,303

Loan / financing impairment charges and other credit risk provisions	(48,962)	(49,485)	(23,787)	(28,270)
Net operating income	718,425	591,494	646,379	550,033

Other operating expenses	(288,926)	(296,585)	(267,796)	(283,887)
Profit before income tax expense	429,499	294,909	378,583	266,146

Income tax expense	(109,846)	(74,852)	(97,101)	(68,439)
Profit for the period	319,653	220,057	281,482	197,707

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Cash flow hedge	(384)	(34)	(384)	(34)
Available-for-sale reserve
Change in fair value	(3,841)	(8,593)	(3,502)	(8,222)
Amount transferred to profit or loss	-	(256)	-	(256)
Income tax relating to components of other comprehensive income	960	2,212	875	2,120
Other comprehensive income for the period, net of income tax	(3,265)	(6,671)	(3,011)	(6,392)
Total comprehensive income for the period	316,388	213,386	278,471	191,315

Profit attributable to the owner of the Bank	319,653	220,057	281,482	197,707
Total comprehensive income attributable to the owner of the Bank	316,388	213,386	278,471	191,315
Basic earnings per MYR0.50 ordinary share	139.6 sen	96.1 sen	122.9 sen	86.3 sen
Dividends per MYR0.50 ordinary share (net)
-	final dividend paid in respect of prior year	-	109.2 sen	-	109.2 sen

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 29 June 2012